July 11, 2024

Sumit Mehta
Chief Executive Officer
Iris Parent Holding Corp.
6 Centerpointe Drive #625
La Palma, California 90623

       Re: Iris Parent Holding Corp.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed June 14, 2024
           File No. 333-275409
Dear Sumit Mehta:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 4, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4
Iris's Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 176

1. Under the headers 'Fair Value of Warrants' and 'Fair Value of Derivative Liability', you
       state that your third party valuation firm uses the most observable inputs available. Please revise your filing to name this valuation firm and provide their consent. Alternatively, to the extent you determined the fair values and considered or relied in part upon the report of this valuation firm, revise your disclosure accordingly. See Question
141.02 of the
       Compliance and Disclosure Interpretations for Securities Act Sections. Liminatus' Management's Discussion and Analysis, page 203

2. Please revise the filing to provide a discussion of financial condition, changes in financial condition and results of operations for Liminatus' most recently completed fiscal year,
 July 11, 2024
Page 2

       December 31, 2023, along with the comparative prior period. Refer to
Item 14(h) of Form
       S-4 and Item 303(b) of Regulation S-K. This comment also applies to Iris' MD&A on page 172.
Management of ParentCo Following the Business Combination, page 214

3. We note your response to comment 8, including your revised risk factor disclosure on page 53, and re-issue. Please disclose whether these officers will continue to serve at the other entities after the business combination or will serve full time at Liminatus. If they will continue to also serve at other entities, please disclose potential conflicts of interest and include risk factor disclosure as appropriate.
Audited Financial Statements of Liminatus Pharma, LLC
Report of Independent Registered Public Accounting Firm, page F-65

4. We note that the date of your auditor's report, May 13, 2023, does not agree to their consent and precedes the balance sheet date. Please have your auditor revise to reflect the proper date of their report.
General

5. We note your response to comment 7 and re-issue. We note your disclosures on F-8, and elsewhere, that "[t]he safety of Ad5hGCC-PADRE was established in a successful U.S.
       Food and Drug Administration ("FDA") phase I clinical trial in November 2015...". Because FDA approval is dependent on the agency making a formal
       determination that a drug is safe and effective, it is premature for you to describe any clinical stage product as safe and effective, or that the results of any of trials demonstrated or established safety or efficacy. Please remove or revise these statements and statements suggesting safety and efficacy.
6. We note that as of March 31, 2024 and December 31, 2023, Iris Acquisition Corp had a
       total of $3,118,739 and $4,291,332, respectively in the Trust Account held in money market funds cash equivalents. If the assets in the trust account are securities, including
       U.S. Government securities or shares of money market funds registered under the
       Investment Company Act and regulated pursuant to rule 2a-7 of that Act, disclose the risk that Iris Acquisition Corp could be considered to be operating as an unregistered investment company. Disclose that if Iris Acquisition Corp is found to be operating as an unregistered investment company, it may be required to change its operations, wind down its operations, or register as an investment company under the Investment Company Act.
       Also include disclosure with respect to the consequences to investors if Iris Acquisition
       Corp is required to wind down its operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.
 July 11, 2024
Page 3

       Please contact Sasha Parikh at 202-551-3627 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences
cc:   Chauncey M. Lane, Esq.